FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated October 3, 2019, announcing merger (simplified merger) with Nippon Steel Nisshin Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: October 3, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

(Translation)

October 3, 2019

To Whom It May Concern,

Company Name:	Nippon Steel Corporation
Representative:	Eiji Hashimoto,
Representative Director and President
Stock listing:	First Section of Tokyo Stock Exchange, and Nagoya, Fukuoka and Sapporo Stock Exchanges
Code Number:	5401
Contact:	Fumiaki Onishi, General Manager,
Public Relations Center
Telephone:	+81-3-6867-2135, 2146, 2977, 3419

Notice Regarding Merger (Simplified Merger) with Nippon Steel Nisshin Co., Ltd.

Nippon Steel Corporation (the “Company”) resolved, at the meeting of the Board of Directors held today, to implement a merger (the “Merger”) between the Company and its wholly owned subsidiary Nippon Steel Nisshin Co., Ltd. (“NSN”), in which the Company will be the surviving company and NSN will be the absorbed company, effective as of April 1, 2020.

Since the Merger is a simplified merger with a wholly owned subsidiary, certain disclosure items and details are omitted.

1.	Purpose of the Merger

The Company made NSN into its subsidiary in March 2017, and has strived to maximize the effects of synergies by mutually utilizing management resources of both companies, while making the most of the strengths of each company, and has consistently achieved results in areas such as sales alliances, mutually flexible production, and developments of best practices in technology. In January 2019, the Company converted NSN into its wholly owned subsidiary, thereby establishing a structure oriented toward integrated operations that allow for swifter and more flexible responses in implementing intercompany measures, including those for pursuit of an optimized production system and business restructuring of group companies, in order to realize even greater synergies.

In the current fiscal year, however, the environment surrounding the steel making industry is rapidly deteriorating. In addition to a significant deterioration in the Company’s own business conditions, NSN, which is in the same industry as the Company (blast furnace steelmaking and steel sheet business), is likewise experiencing very harsh business conditions. In order to overcome this situation, it is necessary for the Nippon Steel Group to proceed with the urgent consideration and implementation of measures to pursue even greater total optimization.

Furthermore, in the context of a series of accidents and emergencies that have occurred at NSN since last year, an even greater level of integrated operations with the Company is becoming necessary from the perspectives of maintaining customer relationships and securing stable supply of products. Taking these circumstances into account, after consideration by both companies, the decision has been made to merge, forming an organizational structure for agile response aimed at strengthening competitiveness.

2.	Outline of the Merger

(1)	Schedule

Resolution of the Board of Directors on the Merger (the Company):	October 3, 2019
Execution date of the merger agreement:	October 3, 2019
Effective date of the Merger:	April 1, 2020 (planned)

*

Since the Merger falls under a simplified merger as set forth in Article 796, Paragraph 2 of the Companies Act for the Company, and a short-form merger as set forth in Article 784, Paragraph 1 of the Companies Act for NSN, neither the Company nor NSN will hold a general meeting of shareholders for approval of the merger agreement.

(2)	Method of the Merger

The Merger is an absorption-type merger in which the Company will be the surviving company and NSN will be the absorbed company. Upon the Merger, NSN will be dissolved.

(3)	Details of Allotment in Relation to the Merger

Since this is a merger with the Company’s wholly owned subsidiary, no allotment of shares or other consideration will be made.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

NSN has not issued stock acquisition rights or bonds with stock acquisition rights.

3.	Overview of the Companies Involved in the Merger

(1)	The Company

(i) Name	Nippon Steel Corporation
(ii) Location of head office	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
(iii) Name and title of representative	Eiji Hashimoto, Representative Director and President
(iv) Business operations	Steelmaking and steel fabrication, engineering, chemicals and materials, and system solutions
(v) Paid-in capital	¥419,524 million
(vi) Date of establishment	April 1, 1950
(vii) Number of shares issued	950,321,402 shares
(viii)Fiscal year-end	March 31
(ix) Major shareholders and percentage of ownership (as of March 31, 2019)	Japan Trustee Services Bank, Ltd. (Trust Account)	5.2%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	5.1%
	Nippon Life Insurance Company	2.7%
	Japan Trustee Services Bank, Ltd. (Trust Account 5)	2.0%
	Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.8%
	Sumitomo Corporation	1.8%
	Sumitomo Mitsui Banking Corporation	1.6%
	Meiji Yasuda Life Insurance Company	1.5%
	MUFG Bank, Ltd.	1.5%
	JP MORGAN CHASE BANK 385151	1.4%
(x) Results of operations and financial position for the immediately preceding fiscal year (consolidated, IFRS)
Fiscal year	Fiscal year ended March 31, 2019
Total equity	¥3,607,367 million
Total assets	¥8,049,528 million
Total equity per share attributable to owners of the parent	¥3,509.72
Revenue	¥6,177,947 million
Business profit (*)	¥336,941 million
Operating profit	¥265,111 million
Profit before income taxes	¥248,769 million
Profit attributable to owners of the parent	¥251,169 million
Basic earnings per share	¥281.77

(*)

Business profit indicates the results of sustainable business activities, and is an important measure to compare and evaluate the Company’s consolidated performance continuously. It is defined as being deducted Cost of sales, Selling general and administrative expenses and Other operating expenses from Revenue, and added Share of profit in investments accounted for using the equity method and Other operating income. Other operating income and expenses is composed mainly of Dividend income, Foreign exchange gains or losses, Loss on disposal of fixed assets.

(2)	NSN

(i) Name	Nippon Steel Nisshin Co., Ltd.
(ii) Location of head office	4-1 Marunouchi 3-chome, Chiyoda-ku, Tokyo
(iii) Name and title of representative	Kinya Yanagawa, President & CEO and Representative Director
(iv) Business operations	Steelmaking business (manufacture and sale of steel products)
(v) Paid-in capital	¥30,000 million
(vi) Date of establishment	October 1, 2012
(vii) Number of shares issued	109,766,313 shares
(viii)Fiscal year-end	March 31
(ix) Major shareholders and percentage of ownership	The Company 100%
(x) Results of operations and financial position for the immediately preceding fiscal year (non-consolidated, JGAAP)
Fiscal year	Fiscal year ended March 31, 2019
Net assets	¥146,323 million
Total assets	¥568,901 million
Net assets per share	¥1,333.05
Net sales	¥464,285 million
Operating profit (loss)	¥(10,193) million
Ordinary profit (loss)	¥(4,099) million
Profit	¥2,887 million
Earnings per share	¥26.30

4.	Situation after the Merger

There will be no changes in the Company’s trade name, location of head office, name and title of representative, business operations, paid-in capital or fiscal year-end as a result of the Merger.

5.	Future Outlook

Since this is a merger with the Company’s wholly owned subsidiary, the impact of the Merger on the Company’s consolidated results will be immaterial.

(Reference) Consolidated Financial Results Forecasts for Fiscal 2019 (released on August 1, 2019) and Consolidated Financial Results for Fiscal 2018

	Revenue (Millions of yen)	Business profit (Millions of yen)	Profit attributable to owners of the parent (Millions of yen)	Basic earnings per share (Yen)
Fiscal 2019 Forecast (April 1, 2019 to March 31, 2020)	—	150,000	—	—
Fiscal 2018 Results (April 1, 2018 to March 31, 2019)	6,177,947	336,941	251,169	281.77